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                                                                    EXHIBIT 20.1

FOR IMMEDIATE RELEASE

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
Financial          Marilyn Lattin
Contact:           Director, Investor Relations
                   (415) 933-5070
Media Contact:     Jennifer Rothert Piercey
                   Manager, Public Relations
                   (415) 933-2019
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                           SILICON GRAPHICS COMPLETES
                         TENDER OFFER FOR CRAY RESEARCH

    MOUNTAIN VIEW, Calif. (April 2, 1996) -- Silicon Graphics, Inc. (NYSE:SGI) announced today that it has successfully completed its tender offer to purchase 19,218,735 shares Cray Research, Inc. (NYSE:CYR) common stock for $30.00 per share, representing approximately 75% of the Cray Research shares outstanding at February 29, 1996. The tender offer, made through Silicon Graphics' direct subsidiary, C Acquisition Corporation, expired at 5:00 p.m. New York City time on Tuesday, April 2, 1996.

    Based on a preliminary count, 24,974,590 shares of Cray Research common stock (approximately 97% of the outstanding Cray Research shares) were tendered, including 2,528,161 shares tendered under guaranteed delivery arrangements. Silicon Graphics has accepted for purchase 19,218,735 shares on a pro rata basis yielding a preliminary proration factor of 76.95%. The final proration factor will be determined after the precise number of shares validly tendered is calculated, and is not expected to be announced before April 10, 1996. Payment for shares accepted for purchase pursuant to the offer will be made when the final proration factor is determined.

    Silicon Graphics expects to merge C Acquisition Corporation with Cray Research during the June quarter. Each share of Cray Research common stock outstanding at the effective date of the merger will be canceled and converted automatically into the right to receive one share of Silicon Graphics common stock. Following the merger, Cray Research will be a wholly-owned subsidiary of Silicon Graphics.

    Silicon Graphics, Inc. is a leading manufacturer of high-performance and commercial computing systems. The company delivers interactive three dimensional graphics, digital media and symmetric multiprocessing supercomputing technologies to technical and commercial environments through direct and indirect sales channels. Its subsidiary, MIPS Technologies, Inc. designs and licenses the industry's leading RISC processor technology for the computer systems, interactive consumer and embedded control markets. Silicon Graphics, Inc. has offices worldwide and headquarters in Mountain View, California.

    Silicon Graphics and the Silicon Graphics logo are registered trademarks of Silicon Graphics, Inc.